KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11.1 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Year Ended December 31

	2012	2011	2010
Weighted average number of limited partners' units on which limited partners' net income per unit is based	351	326	307

Calculation of Limited Partners' interest in Net Income:
Amounts attributable to KMEP	$1,339	$1,258	$1,316
Less: General Partner's interest	(1,417)	(1,175)	(885)
Limited Partners' interest in Net Income	$(78)	$83	$431

Limited Partners' Net Income per unit	$(0.22)	$0.25	$1.40